U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

DRC Resources Corporation

#601 - 595 Howe Street, Vancouver, B.C. V6C 2T5

Telephone: (604) 687-1629 ~ Fax: (604) 687-2845

E-mail address: drcresources@uniserve.com

Website: www.drcresources.com

TSX Symbol: DRC

Afton Copper-Gold Project

Vancouver, B.C., February 12, 2004 - News Update on Afton Project

Underground Workings In Design: DRC Resources is preparing for the 2004 exploration season of the Afton Copper-Gold Project, with the final design of the underground workings which will be used for the estimated 25,000 metre diamond drill program and the metallurgical bulk sampling.

Underground Team Being Assembled: The company is assembling an engineering team for this next phase of exploration and will be tendering the underground excavation work to mining contractors. The object of this work is to convert resources to reserves and take the Afton Project through feasibility to the development stage.

Improved Resource Estimate: An Updated Mineral Study by Behre Dolbear & Company Ltd. has estimated measured and indicated mineral resources to be 68.7 million tonnes grading 1.68% Copper Equivalent (Metal Prices Used: Copper $US 0.85/lb, Gold $US 375/oz, Silver $US 5.25/oz and Palladium $US 200/oz). The Afton mineralization is continuous over a 1000 m (3300 ft) length and 775 m (2550 ft) depth, with the zone still open for further exploration.

World Conditions Favour Afton Project: Steadily increasing world demand for base metals has strengthened the price of copper, which recently exceeded US$1.20/lb, greatly enhancing the economics of the Afton Project. The good news for projects that are approaching development stage, such as Afton, is that new demand forecasts are for long term strength in copper prices on the basis of a sharp reduction in world copper stockpiles. The company has opened discussion with a number of Japanese smelter operators, who have expressed strong interest in the Afton concentrates, which are desirable for their high copper content (+30%) and high gold content (+20 g/t of concentrate). With its $25 million in working capital, the company is in a good position to seek future smelter sales and a production financing partners for this $140 million development project and has put that job at the top of its list of priorities.

Low Cost Mining Methods Possible: The main Afton mineral zone appears to be amenable to application of low cost underground bulk mining methods. In the Advanced Scoping Study dated October, 2003 (filed on SEDAR), SRK Consulting (Steffen Robertson and Kirsten) geotechnical sub-consultants to Behre Dolbear on the advanced scoping study, indicates in a preliminary geotechnical assessment that they consider the rock mass strength and fragmentation of the Afton deposit favorable for low cost bulk cave mining. Metalica Consultores of Chile, engineers specializing in underground bulk mining methods, prepared a 9000 tonne per day mine plan simulation that indicates the Afton deposit has favorable economic possibilities for panel (block) cave mining of a 50 Million Tonne Mineral Resource.

New Surface Work: Concurrent with the underground program on the Main Afton Zone, 2004 surface exploration will focus on the recently discovered shallow Gold Porphyry Zone, immediately east of the Afton Pit and the Company's Ajax Property where the previous operator reportedly mined copper-gold ore in two open pits. Both mineral zones have good exploration potential to develop additional resources and are located on existing mine haulage roads.

For further information on DRC and the Afton Project, please visit our web site at www.drcresources.com or call us at 604-687-1629.

On behalf of DRC Resources Corporation

"John Kruzick"

John H. Kruzick
President and Chief Executive Officer

For further information on DRC Resources and the Afton Project, please contact:

DRC Resources Corporation, 601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements. Such forward-looking statements herein represent management's best judgement as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

WARNING: The company relies upon litigation protection for "forward-looking" statements.

DRC Resources Corporation's shares trade on the Toronto Stock Exchange (TSX: DRC). The TSX has neither approved nor disapproved the form or content of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION
(Registrant)

Date: February 12, 2004	By:	"John Kruzick"
John Kruzick, President/Director